

Mail Stop 3561

February 19, 2016

Via E-mail
Curtis A. Lockshin
Chief Executive Officer
SciVac Therapeutics Inc.
Gad Feinstein Rd.
POB 580
Rehovot, Israel 7610303

     Re: **SciVac Therapeutics Inc.**
              Amendment No. 1 to Registration Statement on Form F-4
              Filed February 5, 2016
              File No. 333-208761

Dear Mr. Lockshin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2016 letter.

General

Selected Historical Consolidated Financial Information of SciVac, page 20

1. We note your response to comment 42. We also note that you have presented here restated SciVac's earnings per share and weighted average number of shares outstanding for 2014, 2013, 2012, 2011 and 2010 to reflect the new equity structure. Please expand your disclosures here clarifying the reasons why the earnings per share and weighted average number of shares outstanding information presented herein does not agree to disclosures in SciVac's historical audited financial statements included in the filing and

reconcile the differences. Please ensure to disclose here the changes in the equity structure as appropriate.

Prospectus Cover Page

2. We note your response to comment 3 and we reissue in part. Please provide the name of the registrant per Item 501 of Regulation S-K as required by Item 1 of Form F-4.

Proposal One – The Merger, page 71

3. We reissue comment 9. Please revise the disclosure to remove the statement that you do not intend the merger agreement to be a source of factual, business or operational information and that factual information about the company may be found elsewhere, as it creates the impression that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Revise similar disclosure on page 96.

4. We reissue comment 10. Please remove the statement that the representations and warranties were made solely for the benefit of the parties to the merger agreement. Revise similar disclosure on page 96. Lastly, please remove the reference to investors not placing any reliance on the projections provided in the disclosure on page 78.

Background of the Merger, page 72

5. We note your response to comment 12. We note that the transactions with Levon Resources occurred while SciVac and VBI were negotiating the current transaction. Please discuss the impact on negotiations and briefly discuss the business reasons for the transaction with Levon.

Opinion of Scalar to the VBI Board, page 76

6. We partially reissue comment 17. Please revise to disclose the projections used in analyzing the fairness of the transaction. For instance, disclose the projected sales and cash flows for VBI that were used in the Income Approach.

Material US Federal Income Tax Consequences of the Merger to US Holders, page 118

7. We note your response to comment 23 and we reissue. We note that tax counsel opines that the merger "should" qualify as a reorganization and therefore the merger "should" not result in gain being recognized by US holders. Please revise to explain why counsel cannot give a will opinion and describe the degree of uncertainty. Please also provide risk factor disclosure and disclosures elsewhere in the prospectus as needed to clarify the risk of uncertain tax treatment to investors. Refer to Section III.C. 4. of Staff Legal Bulletin No. 19, available on our website at www.sec.gov.

SciVac Executive and Director Compensation, page 136

8. Please update the disclosure in this section as of the most recent completed fiscal year. Similarly revise the disclosure regarding VBI's compensation on page 137.

SciVac's Business, page 174

9. We note the disclosure added in response to comment 38. Please revise the disclosure on page 186 to clarify the nature of the claim and the relief sought.

Notes to the unaudited pro forma condensed consolidated financial statements

4. Pro Forma Assumptions and Adjustments, page 148

10. We note your revisions to adjustment 4(g) in response to comment 30. Please explain to us in detail how the equity incentive awards that will be granted are directly attributable to the merger transaction and expected to have a continuing impact. Refer to Rule 11-02(b)(6) of Regulation S-X for further guidance.

11. We note your presentation of adjustment 4(g) in the Note column of share capital in the Pro Forma Condensed Consolidated Statement of Financial Position as of September 30, 2015. Please clarify the adjustment amount. Considering this adjustment 4(g) appears related to pro forma statements of income, clarify why this adjustment 4(g) is noted as an adjustment to share capital in the Pro Forma Condensed Consolidated Statement of Financial Position as of September 30, 2015; explain the basis for this adjustment and how it is appropriate. Revise your disclosures as necessary.

Financial Statements

VBI Vaccines, Inc.

12. Please update the financial statements of VBI Vaccines, Inc. as required by Rule 8-08 of Regulation S-X. Refer to Form F-4 Instruction C.1.(d) for further guidance.

Exhibits

13. We note that Exhibit 2.4 is filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

14. We note the response to comment 44. Please advise whether the VBI certificate of incorporation and bylaws referenced on page 95 have been filed as exhibits. If not, please file.

15. We note that Exhibit 10.12 is missing numerous exhibits and schedules, including the forms of notes, which would appear to be material. Please file the exhibit in its entirety. Similarly, please file an executed Exhibit 10.13 and include the exhibits to that agreement such as the copyright security agreement.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Drew M. Altman, Esq.
        Greenberg Traurig, P.A.